                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                    FORM 11-K


                                  -------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended January 31, 1997.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 1-9494

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                TIFFANY & CO.

              EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                   CONTENT



                                                                  Page
                                                                  ----

REPORT OF INDEPENDENT ACCOUNTANTS                                   2

FINANCIAL STATEMENTS:
      Statement of Net Assets Available for Plan Benefits
            with Fund Information, January 31, 1997                 3

      Statement of Net Assets Available for Plan Benefits
            with Fund Information, January 31, 1996                 4

      Statement of Changes in Net Assets Available
            for Plan Benefits with Fund Information
            for the year ended January 31, 1997                     5

      Notes to Financial Statements                              6-14

SUPPLEMENTAL SCHEDULES:
      Item 27a - Schedule of Assets Held for
            Investment Purposes as of January 31, 1997             15

      Item 27d (Part I) - Schedule of Reportable
            Transactions - Individual Transactions by Issue
            for the year ended January 31, 1997                    16

      Item 27d (Part II) - Schedule of Reportable
            Transactions - Series of Transactions by
            Issue for the year ended January 31, 1997              17

                      REPORT OF THE INDEPENDENT ACCOUNTANTS


To the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the year ended January 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of January 31, 1997 and 1996 and the changes in net assets available for plan benefits for the year ended January 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion of the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of January 31, 1997 and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                COOPERS & LYBRAND L.L.P.

Parsippany, New Jersey
July 28, 1997

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits with Fund Information

                                                                                  January 31, 1997
                                           -----------------------------------------------------------------------------------

                                                                               Participant Directed
                                           -----------------------------------------------------------------------------------
                                                          Pathways      Pathways      Pathways       Stock
                                             Stable     Conservative    Balanced       Growth        Index       Growth and
                                           Value Fund       Fund          Fund          Fund         Fund        Income Fund
                                           -----------   -----------   -----------   -----------   -----------   -----------
Assets
   Investments, at fair value:
     Scudder Trust Company:
       Common and collective trust funds   $ 1,362,482   $    43,926   $ 2,081,370   $   138,747   $   263,078   $        --
       Mutual Funds                                 --            --            --            --            --     3,356,934
     Tiffany & Co. Common Stock                     --            --            --            --            --            --
     Cash and cash equivalents                      --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------
Total investments                            1,362,482        43,926     2,081,370       138,747       263,078     3,356,934
                                           -----------   -----------   -----------   -----------   -----------   -----------

Receivable:
   Employer's contribution                     281,531        33,613       119,243       106,732       190,840       297,808
   Participant contributions                   133,596        16,726        59,562        53,376        92,025       145,890
Participant loans receivable                        --            --            --            --            --            --
                                           -----------   -----------   -----------   -----------   -----------   -----------
Total receivables                              415,127        50,339       178,805       160,108       282,865       443,698
                                           -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for plan benefits     $ 1,777,609   $    94,265   $ 2,260,175   $   298,855   $   545,943   $ 3,800,632
                                           ===========   ===========   ===========   ===========   ===========   ===========

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits with Fund Information

                                                                         January 31, 1997
                                           ----------------------------------------------------------------------------------

                                                        Participant Directed                       Non-Participant
                                                                                                     Directed
                                          -------------------------------------------------------  ---------------
                                                                                                     Employee
                                               AIM         Templeton                 Tiffany & Co.    Stock
                                           Constellation   Foreign I     Loan            Stock       Ownership
                                               Fund          Fund        Fund            Fund         Account        Total
                                            -----------   -----------   -----------   -----------   -----------   -----------
Assets
   Investments, at fair value:
     Scudder Trust Company:
       Common and collective trust funds    $        --   $        --   $        --   $        --   $        --   $ 3,889,603
       Mutual Funds                           1,484,323       101,130            --            --            --     4,942,387
     Tiffany & Co. Common Stock                      --            --            --     1,178,593     4,195,288     5,373,881
     Cash and cash equivalents                      452            --            --        15,211            --        15,663
                                            -----------   -----------   -----------   -----------   -----------   -----------
Total investments                             1,484,775       101,130            --     1,193,804     4,195,288    14,221,534
                                            -----------   -----------   -----------   -----------   -----------   ----------
Receivable:
   Employer's contribution                      335,639        89,778            --       218,549     1,897,913     3,571,646
   Participant contributions                    168,744        44,109            --       111,996            --       826,024
Participant loans receivable                         --            --       150,456            --            --       150,456
                                            -----------   -----------   -----------   -----------   -----------   -----------
Total receivables                               504,383       133,887       150,456       330,545     1,897,913     4,548,126
                                            -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for plan benefits      $ 1,989,158   $   235,017   $   150,456   $ 1,524,349   $ 6,093,201   $18,769,660
                                            ===========   ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits with Fund Information


                                                                                    January 31, 1996
                                                  -------------------------------------------------------------------------------
                                                                                Participant Directed

                                                  -------------------------------------------------------------------------------
                                                                                                               Guaranteed
                                                   Balanced              Common             Special            Investment
                                                   Blend Fund          Stock Fund         Capital Fund        Contract Fund
                                                  ------------        ------------        ------------        -------------
Assets
   Investments, at fair value:
     Harris Trust and Savings Bank:
       Common and collective trust funds          $  1,248,016        $  1,592,815        $    631,461        $    712,140
     Tiffany & Co. Common Stock                             --                  --                  --                  --
     Cash and cash equivalents                              --                  --                  --              56,766
                                                  ------------        ------------        ------------        ------------
Total investments                                    1,248,016           1,592,815             631,461             768,906
                                                  ------------        ------------        ------------        ------------
Receivables:
   Employer's contribution                                  --                  --                  --                  --
   Participant contributions                            87,476             106,805              42,440              47,046
Participant loans receivable                                --                  --                  --                  --
                                                  ------------        ------------        ------------        ------------
Total receivables                                       87,476             106,805              42,440              47,046
                                                  ------------        ------------        ------------        ------------
Net assets available for plan benefits            $  1,335,492        $  1,699,620        $    673,901        $    815,952
                                                  ============        ============        ============        ============

                                                                                    January 31, 1996
                                                  -------------------------------------------------------------------------
                                                                                         Non-Participant
                                                        Participant Directed                Directed

                                                  ----------------------------------     ---------------
                                                                                            Employee
                                                                                             Stock
                                                  Tiffany & Co.           Loan              Ownership
                                                   Stock Fund             Fund               Account             Total
                                                   ------------        ------------        ------------        ------------
Assets
   Investments, at fair value:
     Harris Trust and Savings Bank:
       Common and collective trust funds           $         --        $         --        $         --        $  4,184,432
     Tiffany & Co. Common Stock                         414,316                  --           2,290,144           2,704,460
     Cash and cash equivalents                            5,387                  --               3,673              65,826
                                                   ------------        ------------        ------------        ------------
Total investments                                       419,703                  --           2,293,817           6,954,718
                                                   ------------        ------------        ------------        ------------
Receivables:
   Employer's contribution                                   --                  --           1,000,045           1,000,045
   Participant contributions                             21,647                  --                  --             305,414
Participant loans receivable                                 --              47,879                  --              47,879
                                                   ------------        ------------        ------------        ------------
Total receivables                                        21,647              47,879           1,000,045           1,353,338
                                                   ------------        ------------        ------------        ------------
Net assets available for plan benefits             $    441,350        $     47,879        $  3,293,862        $  8,308,056
                                                   ============        ============        ============        ============


The accompanying notes are an integral part of these financial statements.

                                  Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                        Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended January 31, 1997



                                                                                  HARRIS TRUST AND SAVINGS BANK
                                                                            ------------------------------------------

                                                                                      Participant Directed
                                                                             ------------------------------------------


                                                                                  Loan         Balanced        GIC
                                                                    Total         Funds       Blend Fund       Fund
                                                               -------------- ------------  ------------- -------------
Additions
  Net appreciation in fair market value
    of investments                                             $   1,989,384  $         -   $    135,853  $       1,299
  Collective Fund Income earned & retained                           234,502            -         23,014         42,791
  Interest, dividends and other returns of funds                      41,844         6,896             -             -
                                                               -------------- ------------  ------------- -------------
       Total investment income                                     2,265,730         6,896       158,867         44,090

Contributions
  Employee                                                         5,185,885            -        771,689        390,909
  Employer                                                         3,571,646            -              -             -
                                                               -------------  ------------  ------------  -------------
                                                                   8,757,531            -        771,689        390,909
                                                               -------------  ------------  ------------  -------------
       Total additions                                            11,023,261         6,896       930,556        434,999

Deductions
  Benefits paid to participants                                      509,562            -        362,686             -
  Administrative expenses                                             52,095            -         33,244             -
                                                               -------------- ------------  ------------- -------------
       Total deductions                                              561,657            -        395,930             -

Transfers
  Transfers from Harris Trust and Savings Bank                    12,314,607            -              -             -
  Transfers to Scudder Trust Company                             (12,314,607)     (163,347)   (1,978,994)    (1,117,503)
  Intra-fund transfers                                                     -       108,572       108,876       (133,448)
                                                               -------------- ------------  ------------- -------------
       Total transfers                                                     -       (54,775)   (1,870,118)    (1,250,951)

Increase/(decrease) in net assets available for  plan benefits    10,461,604       (47,879)   (1,335,492)      (815,952)

Net assets available for plan benefits, beginning of year          8,308,056        47,879     1,335,492        815,952
                                                               -------------- ------------  ------------- -------------
Net assets available for plan benefits, end of year            $  18,769,660  $         -   $          -  $          -
                                                               ============== ============  ============= =============

                                                                                    HARRIS TRUST AND SAVINGS BANK
                                                              ---------------------------------------------------------------------
                                                                                                                 Non-Participant
                                                                           Participant Directed                      Directed
                                                              ---------------------------------------------      ------------------

                                                                                                                  Employee Stock
                                                                  Common         Special      Tiffany & Co.          Ownership
                                                                Stock Fund    Capital Fund      Stock Fund            Account
                                                              -------------   -------------   -------------       --------------
Additions
  Net appreciation in fair market value
    of investments                                            $      326,963  $       59,770  $     141,358       $   958,893
  Collective Fund Income earned & retained                            40,027          12,754             -                 -
  Interest, dividends and other returns of funds                         -               -            4,241            15,739
                                                              -------------   -------------   -------------       -----------
       Total investment income                                       366,990          72,524        145,599           974,632

Contributions
  Employee                                                           997,475         389,728        236,974                -
  Employer                                                               -               -               -                 -
                                                              --------------   -------------   ------------       -----------
                                                                     997,475         389,728        236,974                -
                                                              --------------   -------------   ------------       -----------
       Total additions                                             1,364,465         462,252        382,573           974,632

Deductions
  Benefits paid to participants                                          -               -           17,696           129,180
  Administrative expenses                                                -               -            4,067             2,949
                                                              -------------   -------------   -------------        ----------
       Total deductions                                                  -               -           21,763           132,129

Transfers
  Transfers from Harris Trust and Savings Bank                           -               -               -                  -
  Transfers to Scudder Trust Company                              (2,870,996)     (1,093,286)      (968,281)       (4,122,200)
  Intra-fund transfers                                              (193,089)        (42,867)       166,121           (14,165)
                                                              -------------   -------------   -------------       ------------
       Total transfers                                            (3,064,085)     (1,136,153)      (802,160)       (4,136,365)

Increase/(decrease) in net assets available for  plan benefits    (1,699,620)       (673,901)      (441,350)       (3,293,862)

Net assets available for plan benefits, beginning of year          1,699,620         673,901        441,350         3,293,862
                                                              --------------  -------------   -------------     -------------
Net assets available for plan benefits, end of year           $          -    $          -    $          -      $         -
                                                              ==============  ==============  =============     =============

                                                                                    SCUDDER TRUST COMPANY
                                                               ----------------------------------------------------------

                                                                                Participant Directed
                                                               ----------------------------------------------------------

                                                                                   Pathways      Pathways       Pathways
                                                                        Stable    Conservative     Balanced        Growth
                                                                     Value Fund       Fund          Fund           Fund
                                                                    ------------  ------------   ------------   ---------
Additions
  Net appreciation in fair market value
    of investments                                                  $         -   $         -    $         -    $       -
  Collective Fund Income earned & retained                               17,218            982         80,628       3,625
  Interest, dividends and other returns of funds                            755            132            174          91
                                                                   ------------   ------------   ------------   ----------
       Total investment income                                           17,973          1,114         80,802       3,716

Contributions
  Employee                                                              386,747         57,560        185,520     145,089
  Employer                                                              281,531         33,613        119,243     106,732
                                                                   ------------   ------------   ------------   ---------
                                                                        668,278         91,173        304,763     251,821
                                                                   ------------  -------------   ------------   ---------
       Total additions                                                  686,251         92,287        385,565     255,537

Deductions
  Benefits paid to participants                                              -             -              -            -
  Administrative expenses                                                    -             -              -            -
                                                                    -----------   ------------   ------------   ---------
       Total deductions                                                      -             -              -            -

Transfers
  Transfers from Harris Trust and Savings Bank                        1,117,503            -        1,978,994          -
  Transfers to Scudder Trust Company                                          -             -              -           -
  Intra-fund transfers                                                  (26,145)         1,978       (104,384)     43,318
                                                                    -----------   ------------   ------------   ----------
       Total transfers                                                1,091,358          1,978      1,874,610      43,318

Increase/(decrease) in net assets available for  plan                 1,777,609         94,265      2,260,175     298,855
  benefits
Net assets available for plan benefits, beginning of year                    -             -              -            -
                                                                   ------------  -------------  -------------  ----------
Net assets available for plan benefits, end of year                $  1,777,609  $      94,265  $   2,260,175  $  298,855
                                                                   ============  =============  =============  ==========

                                                                                SCUDDER TRUST COMPANY
                                                              --------------------------------------------------------

                                                                                Participant Directed
                                                              --------------------------------------------------------

                                                                  Stock                        AIM         Templeton
                                                                  Index     Growth and    Constellation    Foreign I
                                                                  Fund      Income Fund        Fund          Fund
                                                              ----------  -------------   -------------  -----------
Additions
  Net appreciation in fair market value
    of investments                                             $       -   $     228,727  $      48,341  $     2,164
  Collective Fund Income earned & retained                         13,463            -               -            -
  Interest, dividends and other returns of funds                      330            364            632          163
                                                               ----------  -------------   ------------  -----------
       Total investment income                                     13,793        229,091         48,973        2,327

Contributions
  Employee                                                        296,654        406,344        463,839      120,778
  Employer                                                        190,840        297,808        335,639       89,778
                                                               ----------  -------------   -------------  ----------
                                                                  487,494        704,152        799,478      210,556
                                                               ----------  -------------   ------------   ----------
       Total additions                                            501,287        933,243        848,451      212,883

Deductions
  Benefits paid to participants                                       -              -               -            -
  Administrative expenses                                             -              -               -            -
                                                              ----------  -------------   -------------  -----------
       Total deductions                                               -              -               -            -

Transfers
  Transfers from Harris Trust and Savings Bank                        -        2,870,996      1,093,286           -
  Transfers to Scudder Trust Company                                  -              -               -            -
  Intra-fund transfers                                            44,656          (3,607)        47,421       22,134
                                                              ----------  -------------   -------------  -----------
       Total transfers                                            44,656       2,867,389      1,140,707       22,134

Increase/(decrease) in net assets available for  plan benefits   545,943       3,800,632      1,989,158      235,017

Net assets available for plan benefits, beginning of year             -              -               -            -
                                                              ----------  -------------   -------------  -----------
Net assets available for plan benefits, end of year           $  545,943  $    3,800,632  $   1,989,158  $   235,017
                                                              ==========  =============   =============  ===========

                                                                           SCUDDER TRUST COMPANY
                                                              --------------------------------------------
                                                                                           Non-Participant
                                                                Participant Directed           Directed
                                                              ------------------------    ----------------

                                                                                           Employee Stock
                                                                  Loan     Tiffany & Co.     Ownership
                                                                  Fund      Stock Fund        Account
                                                              ----------   ------------   ----------------
Additions
  Net appreciation in fair market value
    of investments                                            $       -    $      13,103  $         72,913
  Collective Fund Income earned & retained                            -              -                  -
  Interest, dividends and other returns of funds                      -            2,099            10,228
                                                              ----------   ------------   ----------------
       Total investment income                                        -           15,202            83,141

Contributions
  Employee                                                            -          336,579                -
  Employer                                                            -          218,549         1,897,913
                                                              ----------    ------------   ----------------
                                                                      -          555,128         1,897,913
                                                              ----------   -------------  ----------------
       Total additions                                                -          570,330         1,981,054

Deductions
  Benefits paid to participants                                       -              -                  -
  Administrative expenses                                             -            1,782            10,053
                                                              ----------   ------------   ----------------
       Total deductions                                               -            1,782            10,053

Transfers
  Transfers from Harris Trust and Savings Bank                    163,347        968,281         4,122,200
  Transfers to Scudder Trust Company                                  -              -                  -
  Intra-fund transfers                                            (12,891)       (12,480)               -
                                                              -----------   ------------   ----------------
       Total transfers                                            150,456        955,801         4,122,200

Increase/(decrease) in net assets available for  plan benefits    150,456      1,524,349         6,093,201

Net assets available for plan benefits, beginning of year             -              -                  -
                                                              -----------   ------------  ----------------
Net assets available for plan benefits, end of year           $   150,456  $   1,524,349  $      6,093,201
                                                              ===========  =============  ================

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



1.       Description of Plan
         -------------------

         General:

         The Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company") and certain related companies. The Plan was originally established on February 1, 1988 as the Tiffany & Co. Employee Stock Ownership Plan (the "ESOP"). On May 19, 1994, the Plan was amended to include a cash or deferred savings arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and was renamed the "Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan," effective August 1, 1994. On October 8, 1996, the Plan was again amended to add an employer matching contribution feature to the 401(k) component of the Plan. That amendment became effective on February 1, 1996.

         The assets of the Plan are maintained and transactions therein are executed by Scudder Trust Company, the trustee of the Plan ("Trustee"). The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Eligibility:

         Employees become participants in the ESOP feature of the Plan on February 1st immediately following their initial date of employment. Employees become eligible to participate in the 401(k) feature of the Plan after they have completed one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the profit sharing feature of the Plan.

         Contributions:

         The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives established by the Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



1.       Description of Plan (Continued)
         -------------------------------

         The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $9,500 in 1996, subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

         With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

         Under certain circumstances, employee contributions and employer matching contributions may be limited in the case of highly compensated employees.

         In November 1996, the Plan trustee was changed from Harris Trust and Savings Bank ("Harris Bank") to the current Trustee, Scudder Trust Company. In connection with this change, the number of investment options available to participants in the 401(k) feature of the Plan increased from five investment funds to an aggregate of nine common stock and collective trust mutual funds. Such participants may now elect to invest their 401(k) contributions in any one or a combination of the following investment funds:

         a) Scudder Stable Value Fund - a collective investment trust which invests primarily in debt obligations of non-governmental issuers such as insurance companies and banks. In its investments, the Stable Value Fund seeks to preserve principal, obtain an attractive yield (as compared to money market investments) and maintain reasonable liquidity. The Trustee maintains diversity by assuring that no more than 15% of the fund's assets are invested in the debt instruments of a single issuer. The Trustee maintains credit quality through strict credit quality standards: at least 80% of the aggregate book value of the Trust's assets must be invested in obligations issued by companies that are rated in, or judged by the Trustee as comparable to, the Aaa or Aa rating categories by Standard & Poor's Corporation. Among the debt instruments in which the fund invests are guaranteed investment contracts, bank investment contracts, private placements and cash equivalents.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



1.       Description of Plan (Continued)
         -------------------------------

         b) Scudder Growth and Income Fund - a mutual fund which invests primarily in common stocks, preferred stocks, and securities convertible into common stocks issued by companies in the United States. This fund seeks to invest in companies which offer the prospect for growth of earnings while paying current dividends. The fund may also invest in foreign securities that meet the foregoing criteria. Scudder, Stevens & Clark, Inc. is the investment advisor to the fund. Diversification is sought by allocation of investments among different industries, countries and companies.

         c) Scudder Stock Index Fund - a collective investment trust which invests primarily in those stocks that make up the Standard & Poor's 500 Stock Index. As such, the Stock Index Fund is an un-managed fund which seeks to replicate as closely as practical performance of the Standard & Poor's 500 Index. Diversification is a by-product of the fund's investment objective.

         d) AIM Constellation Fund - a mutual fund which invests primarily in common stocks, preferred stocks, and securities convertible into common stocks issued by small and medium-sized companies in the United States. The fund's emphasis is upon stocks with higher-than-expected earnings and stocks of companies that have grown at twice the rate of the average company during the previous 10 years; the Constellation Fund sells stocks when the issuer reports a deceleration in earnings growth or an earnings disappointment. The fund may also invest in foreign securities that meet the foregoing criteria; up to 20% of its portfolio may consist of such securities. Diversification is sought by allocation of investments among different industries, countries and companies.

         e) Templeton Foreign I Fund - a mutual fund which invests primarily in common stocks issued by companies located outside the United States. The fund may purchase securities from issuers located in any country other than the United States, including underdeveloped countries. Although the fund's emphasis is upon common stock, it may purchase preferred stock and certain debt securities, rated or unrated, such as convertible bonds. The issuers of debt obligations purchased by the fund can include foreign governments. Templeton Global Advisors Limited is the investment advisor to the Fund. Diversification is sought by allocation of investments among different industries, countries and companies.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



1.       Description of Plan (Continued)
         -------------------------------

         f) Tiffany & Co. Stock Fund - invests only in shares of Tiffany & Co. Common Stock purchased by the Trustee on the open market. No diversification is sought.

         g) Scudder Pathways Conservative Fund - a diversified investment portfolio with an emphasis on income. This collective investment trust can invest in any of the money market, bond, and stock mutual funds managed by Scudder, Stevens and Clark, Inc. It must hold at least five such funds at all times.

         h) Scudder Pathways Balanced Fund - a diversified investment portfolio with a balance between growth and income. This collective investment trust can invest in any of the money market, bond, and stock mutual funds managed by Scudder, Stevens and Clark, Inc. It must hold at least five such funds at all times.

         i) Scudder Pathways Growth Fund - a diversified investment portfolio with an emphasis on growth. This collective investment trust can invest in any of the money market, bond, and stock mutual funds managed by Scudder, Stevens and Clark, Inc. It must hold at least five such funds at all times.

         Prior to November 1996, participant contributions were maintained in five funds under an agreement with Harris Bank as follows:

         a) Balanced Blend Fund - Invests in a diversified selection of individual investment funds, including common stock funds, bond funds and other fixed income funds. The underlying investments are traded on national securities exchanges.

         b) Common Stock Fund - Invests in common or capital stocks of large publicly traded U.S. companies and other types of equity investments.

         c) Special Capital Fund - Invests in common or capital stocks of smaller publicly traded U.S. companies (i.e., the smallest 25% of U.S. publicly traded companies) and other types of equity investments.

         d) Guaranteed Investment Contract Fund - Invests in a diversified portfolio primarily comprised of guaranteed investment contracts offered by insurance companies and banks and other short-term debt obligations. The Trustee is the contract holder for all the insurance company and bank guaranteed investment contracts. Under this investment structure, there is no guaranteed return to the plan.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



1.       Description of Plan (Continued)
         -------------------------------

         e) Tiffany & Co. Stock Fund - Invests only in Tiffany & Co. Common Stock purchased by the Trustee on a national securities exchange. This investment option is not available to executive officers of the Company.

         Participant Accounts:

         Each participant's 401(k) account is credited with the participant's contribution, if any, employer contributions, if any, and an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances.

         The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on a per capita basis.

         Vesting:

         All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times. Employer contributions become 100% vested and nonforfeitable after the participant has completed two years of service.

         Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

         In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated amongst the remaining participants in the Plan's ESOP feature. The participant will also forfeit any assets in his or her 401(k) account representing employer contributions and such assets will be made available to offset required matching employer contributions to other participants' accounts.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



1.       Description of Plan (Continued)
         -------------------------------

         Administrative Expenses:

         All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

         Participant Withdrawals:

         Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules.

         Participants may also obtain a withdrawal, in cash, of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

         Payments of Benefits:

         Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan which are distributed in the form of a stock certificate. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of a stock certificate for whole shares if the participant so elects.

         Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



2.       Summary of Significant Accounting Policies
         ------------------------------------------

         Basis of Accounting:

         The Plan's financial statements have been prepared on an accrual basis in conformity with generally accepted accounting principles.

         Investment Valuation:

         Investments in the trust funds are stated at fair value as determined by the Trustee. Investments in Tiffany & Co. Common Stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year.

         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

3.       Related Party Transactions
         --------------------------

         Certain Plan investments include mutual funds managed by Scudder, Stevens and Clark, Inc. Because Scudder Trust Company, the Plan Trustee, is an affiliate of Scudder, Stevens and Clark, Inc., investment transactions in the Plan may qualify as party-in-interest transactions.

4.       Tax Status
         ----------

         The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through January 31, 1996. The Plan has been amended since receiving this determination letter. However, it is the belief of the plan administrator that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

5.       Concentration of Credit and Market Risk
         ---------------------------------------

         The Plan provides for various investment options in any one or a combination of common and collective trust funds and mutual funds which invest in a variety of stocks, bonds, fixed income securities, mutual funds, guaranteed investment contracts, bank investment contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

                                      Tiffany & Co.
                   Employee Profit Sharing and Retirement Savings Plan

                              Notes to Financial Statements
                                   -------------------

6.       Plan Termination
         ----------------

         Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

         In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

7.       Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

         The following is a reconciliation of net assets available for Plan benefits as reflected in the accompanying financial statements to the Form 5500:

                                                                          January 31,
                                                                  1997                    1996
                                                                  ----                    ----
         Net assets available for plan benefits per
                  the financial statements                     $18,769,660            $ 8,308,056

         Amounts allocated to withdrawing
                  participants                                          --                (53,428)
                                                               -----------            -----------

         Net assets available for plan benefits
                  per the Form 5500                            $18,769,660            $ 8,254,628
                                                               ===========            ===========

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan

                          Notes to Financial Statements
                                 ---------------



   7.    Reconciliation of Financial Statements to Form 5500 (continued)
         ---------------------------------------------------------------

         The following is a reconciliation of benefits paid to participants as reflected in the accompanying financial statements to the Form 5500:

                                                              Year Ended
                                                           January 31, 1997
                                                           ----------------
         Benefits paid to participants per the
                  financial statements                        $ 509,562

         Less: Amounts allocated to withdrawing
                  participants at January 31, 1996              (53,428)

         Add:  Amounts allocated to withdrawing
                  participants at January 31, 1997                   --
                                                              ---------
         Benefits paid to participants per the
                  Form 5500                                   $ 456,134
                                                              =========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to January 31, 1997, but not yet paid as of that date.

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                January 31, 1997

  Principal
 Amount, # of
  Shares or
   Unit of
Participation            Description                    Cost        Fair Value
-------------            -----------                    ----        ----------
                 Loans                            $      150,456  $    150,456

 1,362,482 sh.   Scudder Stable Value Fund             1,362,482     1,362,482
     3,333 sh.   Scudder Pathways Income Fund             42,949        43,926
   115,439 sh.   Scudder Pathways Balanced Fund        2,004,368     2,081,370
     9,092 sh.   Scudder Pathways Growth Fund            135,133       138,747
    12,492 sh.   Scudder Stock Index Fund                249,702       263,078
   139,350 sh.   Scudder Growth & Income Fund          3,255,985     3,356,934
    56,740 sh.   AIM Constellation Fund                1,479,793     1,484,775
    30,889 sh.   Tiffany & Co. Stock Fund                882,291     1,193,804
   113,375 sh.   Tiffany & Co. ESOP                    2,596,674     4,195,288
     9,361 sh.   Templeton Foreign Fund                   99,342       101,130

                                           Total   $  12,259,175   $14,371,990

                                  Tiffany & Co.
               Employee Profit Sharing and Retirement Savings Plan
                         Form 5500, Item 27(d) (Part I)
     Schedule of Reportable Transactions - Individual Transactions by Issue
                       for the year ended January 31, 1997

                                                                                     Fair
                                                                                   Value of
                                                                                   Asset on
             Description of                 Purchase     Selling      Cost of     Transaction      Net
               Asset/Fund                    Price        Price        Asset         Date         Gain
---------------------------------------  -----------  -----------  -----------  ------------  ----------

Tiffany & Co. New Common Stock           $   452,714  $         -  $   452,714  $    452,714  $       -
Tiffany & Co. New Common Stock                     -      450,886      448,558       450,886       2,328
Invested Cash                                565,722            -      565,722       565,722          -
Invested Cash                                      -      539,375      539,375       539,375          -
Invested Cash                                385,322            -      385,322       385,322          -
Invested Cash                              7,072,718            -    7,072,718     7,072,718          -
Invested Cash                                      -    7,072,718    7,072,718     7,072,718          -
Harris Bank Collective Investment Fund
   Balanced Blend Fund                             -    1,978,994    1,847,324     1,978,994     131,670
Harris Bank Collective Investment Fund
   Common Stock Fund                               -    2,870,996    2,569,545     2,870,996     301,451
Harris Bank Collective Investment Fund
   Special Capital Fund                            -    1,093,286    1,037,520     1,093,286      55,766
Harris Bank Collective Investment Fund
   Guaranteed Investment Contract Fund             -    1,117,503    1,115,849     1,117,503       1,654
Scudder Stable Value Fund                  1,117,503            -    1,117,503     1,117,503          -
Scudder Pathways Balanced Funds            1,970,994            -    1,978,994     1,978,994          -
Scudder Growth and Income Fund             2,870,996            -    2,870,996     2,870,996          -
Scudder AIM Constellation Fund             1,093,286            -    1,093,286     1,093,286          -

                                                                 Tiffany & Co.
                                             Employee Profit Sharing and Retirement Savings Plan
                                                      Form 5500, Item 27(d)  (Part II)
                                    Schedule of Reportable Transactions - Series of Transactions by Issue
                                                     for the year ended January 31, 1997

                                                                                                                  Fair
                                                                                                                Value of
                                                                                                                Asset on
             Description of                 Purchase      # of          Selling      # of          Cost of     Transaction     Net
               Asset/Fund                     Price    Transactions      Price    Transactions      Asset         Date         Gain
---------------------------------------- ------------  -----------  ------------- -----------  ------------  ------------  ---------

Tiffany & Co. New Common Stock           $   755,523        23                                $    755,523  $    755,523  $       -
                                                                  $    543,918        52           534,106       543,918      9,812

Invested Cash                             11,426,019       193                                  11,426,019    11,426,019          -
                                                                    11,490,795       149        11,490,795    11,490,795          -

Harris Bank Collective Investment Fund
   Balanced Blend Fund                       866,592        79                                     866,592       866,592          -
                                                                     2,250,461       125         2,114,608     2,250,461    135,853

Harris Bank Collective Investment Fund
   Common Stock Fund                       1,418,133       112                                   1,418,133     1,418,133          -
                                                                     3,337,912       136         3,010,948     3,337,912    326,964

Harris Bank Collective Investment Fund
   Special Capital Fund                      536,915        86                                     536,915       536,915          -
                                                                     1,228,149       111         1,168,375     1,228,149     59,774

Harris Bank Collective Investment Fund
   Guaranteed Investment Contract Fund       609,657        67                                     609,657       609,657          -
                                                                     1,323,096        85         1,321,797     1,323,096      1,299


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on it behalf by the undersigned hereunto duly authorized.


               Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
               -----------------------------------------------------------------
                                        (Name of Plan)


Date: August 1, 1997                    s/s Stephen M. Salyk
                                        ------------------------------------
                                        Stephen M. Salyk
                                        Member of Plan Administrative Committee